UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  March 29, 2005

                         Commission File Number: 1-14636


                            ABITIBI-CONSOLIDATED INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


        1155 METCALFE STREET, SUITE 800, MONTREAL, QUEBEC, CANADA H3B 5H2
        -----------------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            ABITIBI-CONSOLIDATED INC.
                                            (Registrant)


Date:    March 29, 2005                     By: /s/ Jacques Vachon
                                                -------------------------------
                                                Jacques Vachon
                                                Senior Vice-President,
                                                Corporate Affairs

================================================================================



                         2004 MANAGEMENT PROXY CIRCULAR


                                [GRAPHIC OMITTED]



                       [LOGO - ABITIBI CONSOLIDATED INC.]



================================================================================

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of Abitibi-Consolidated Inc. will be held at the Windsor, Salon Windsor, 1170 Peel Street, Montreal, Quebec, Canada, on Wednesday, April 27, 2005 at 11:00 a.m. (Montreal time) for the following purposes:

1. to receive the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2004 and the auditors' report thereon;

2.   to elect the directors for the ensuing year;

3. to appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration;

4. to transact such other business as may properly come before the meeting or any reconvened meeting following its adjournment.



Montreal, March 1, 2005
By Order of the Board,



/s/ Jacques P. Vachon
---------------------
Jacques P. Vachon
Senior Vice-President, Corporate Affairs & Secretary





Shareholders who are unable to attend the Annual Meeting of Shareholders in person are requested to complete the enclosed form of proxy and return it to Computershare Trust Company of Canada at 100 University Avenue, Suite 900, Toronto, Ontario M5J 2Y1, by April 26, 2005.

Call Georgeson Shareholder Communications Canada Corp. at 1-888-288-3861 should you have any questions with respect to the Annual Meeting.




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2004 MANAGEMENT PROXY CIRCULAR
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VOTING INFORMATION

WHO IS SOLICITING MY PROXY?

The management ("Management") of Abitibi-Consolidated Inc. (the "Company") is soliciting your proxy for use at the annual meeting of shareholders of the Company (the "Meeting") to be held on April 27, 2005. In connection with this solicitation, Management is providing you with this information circular (the "Management Proxy Circular").

HOW WILL THE SOLICITATION BE MADE?

The solicitation will be made primarily by mail. You will be required to sign and return the proxy form to ensure your votes are exercised at the Meeting. The Company has also retained the services of Georgeson Shareholder Communications Canada Corp. to solicit proxies, among other services. The cost of solicitation and such other services is estimated at approximately $45,000 and will be borne by the Company.

WHAT WILL I BE VOTING ON?

As this year's Meeting will be a regular meeting, you will be voting on:

     1.   THE ELECTION OF DIRECTORS OF THE COMPANY; AND

     2.   THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S
          AUDITORS.


HOW WILL THESE ISSUES BE DECIDED?

A simple majority of votes cast, either by proxy or in person, will constitute approval of each of the items specified in this Management Proxy Circular.

HOW MANY VOTES DO I HAVE?

Each shareholder is entitled to one vote for each common share held at the close of business on March 15, 2005, being the record date.

The list of shareholders entitled to vote will be available for inspection on and after March 15, 2005, during usual business hours, at the office of Computershare Trust Company of Canada and at the Meeting.

HOW MANY SHARES ARE ELIGIBLE TO VOTE?

The number of common shares outstanding on March 15, 2005 will be equal to the number of eligible votes. On March 1, 2005, the Company had 440,174,994 common shares outstanding.

ARE THERE ANY PRINCIPAL SHAREHOLDERS?

As of March 1, 2005, to the knowledge of the directors and officers of the Company, no person beneficially owned, directly or indirectly, or exercised control or direction over, 10% or more of the Company's outstanding common shares, except the following:

o Quebecor Inc. ("Quebecor") which is the registered holder of 44,821,024 common shares representing approximately 10.18% of the Company's outstanding common shares; and
o Capital Group International, Inc. ("CGII"), which is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over common shares of the Company. The investment management companies, which include a "bank" as defined in
     Section 3(a)(6) of the Securities Exchange Act of 1934 and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. CGII does not have investment power or voting power over any of the common shares of the Company. However, by virtue of Rule 13d-3 under the Securities Exchange Act of 1934, CGII may be deemed to "beneficially own" 54,290,280 common shares, representing 12.3% of the Company's outstanding common shares.

WHO COUNTS THE VOTES AND IS IT CONFIDENTIAL?

Proxies are counted by the transfer agent of the Company, namely Computershare Trust Company of Canada (the "Transfer Agent"). The Transfer Agent preserves the confidentiality of individual shareholder votes except:

a) when the shareholder clearly intends to communicate his or her individual position to Management, and
b)   as necessary to comply with legal requirements.

HOW DO I VOTE?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting, or in advance by proxy as explained below. If your shares are held in the name of a nominee, please see the instructions below under the heading "How can a Non-Registered or Beneficial Shareholder vote?".



1   2004 MANAGEMENT PROXY CIRCULAR
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HOW DO I VOTE IN ADVANCE BY PROXY?

Whether or not you attend the Meeting, you may appoint someone else to vote for you as your proxy holder. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxy holder. THE PERSONS NAMED IN THE ENCLOSED PROXY FORM ARE DIRECTORS OF THE COMPANY. HOWEVER, YOU MAY APPOINT ANOTHER PERSON TO REPRESENT YOU AT THE MEETING, INCLUDING A PERSON THAT IS NOT A SHAREHOLDER. You may do so by striking the names printed on the proxy form and inserting another person's name in the blank space provided or by completing another proxy form. To ensure being counted, the completed proxy forms must be deposited with Computershare Trust Company of Canada by April 26, 2005.

HOW WILL MY PROXY BE VOTED?

On the proxy form, you may indicate how you want your proxy holder to vote your shares, or you can let your proxy holder decide for you.

If you have specified on the proxy form how you want your shares to be voted on a particular issue (by indicating FOR or WITHHOLD) then your proxy holder must vote your shares accordingly.

If you have not specified on the proxy form how you want your shares to be voted on a particular issue, then your proxy holder may vote your shares as he or she sees fit.

UNLESS CONTRARY INSTRUCTIONS ARE PROVIDED, COMMON SHARES REPRESENTED BY PROXIES RECEIVED BY MANAGEMENT, WILL BE VOTED:

     (A)  FOR THE ELECTION OF DIRECTORS NAMED IN THIS MANAGEMENT PROXY CIRCULAR,

     (B) FOR THE APPOINTMENT OF THE AUDITORS NAMED IN THIS MANAGEMENT PROXY CIRCULAR AND AUTHORIZING THE DIRECTORS TO FIX THE AUDITORS' REMUNERATION,

WHAT IF AMENDMENTS OR OTHER MATTERS ARE BROUGHT TO THE MEETING?

The enclosed proxy form gives the persons named on it the authority to use their discretion in voting on amendments to or variations of matters identified in the notice of meeting and other matters, which may come before the Meeting. At the time of printing this Management Proxy Circular, Management knows of no such amendments, variations or other matters. If any matters, which are not now known, should properly come before the Meeting, the persons named in the proxy form will vote on such matters in accordance with their best judgment.

WHAT IF I WANT TO REVOKE MY PROXY?

You can revoke your proxy at any time before it is acted upon. You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the registered office of the Company not later than April 26, 2005, or to the Chairman of the meeting on the day of the meeting or any adjournment, or to Computershare no later than April 26, 2005.

HOW CAN A NON-REGISTERED OR BENEFICIAL SHAREHOLDER VOTE?

If your common shares are not registered in your own name, then they are being held in the name of an intermediary, which is usually a trust company, a security dealer or broker or another financial institution or in the name of a clearing agency of which the intermediary is a participant. This kind of shareholder is called either a non-registered or a beneficial shareholder or owner.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object (called "NOBOs" for Non-Objecting Beneficial Owners).

Up until September 1, 2002, issuers had no knowledge of the identity of any of their beneficial owners, including NOBO's. Since September 1, 2002, however, issuers can request and obtain a list of their NOBOs from intermediaries via their transfer agents, pursuant to National Instrument 54-101, entitled "Communication with Beneficial Owners of Securities of Reporting Issuers" ("NI 54-101"). Prior to September 1, 2004, issuers could obtain this NOBO list and use it for specific purposes connected to the affairs of the company except for their distribution of proxy-related materials directly to NOBOs. Since September 1, 2004, issuers can obtain and use this NOBO list for distribution of proxy-related materials directly to NOBOs.

This year, the Company has decided to take advantage of those provisions of NI 54-101 that allow it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from the Transfer Agent. These voting instruction forms are to be completed and returned to the Transfer Agent in the envelope provided or by facsimile. In addition, the Transfer Agent will provide both telephone and internet voting for NOBOs as described on the voting instruction form itself, which contains complete instructions regarding voting procedures. The Transfer Agent will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by voting instruction forms they receive.


                                              2004 MANAGEMENT PROXY CIRCULAR   2
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With respect to OBOs, in accordance with the requirements of NI 54-101, the
Company has also distributed copies of the proxy-related materials to the clearing agencies and intermediaries for distribution to such OBOs.

The intermediaries are required to forward the proxy-related materials to a beneficial owner unless he or she has waived the right to receive them. Very often, intermediaries will use service companies to forward the meeting materials. If you are an OBO and have not waived your right to receive the meeting materials, you will either:

1. receive a proxy, which is signed by the intermediary (typically by a facsimile, stamped signature) and already indicates the number of common shares you beneficially own but that is otherwise uncompleted. You do not need to sign this form. If you wish to submit a proxy, you should properly complete the proxy form and deposit it with the Transfer Agent; or

2. more typically, receive a voting instruction form, which you must complete and sign in accordance with the directions on the voting instruction form provided by the Transfer Agent.

The majority of brokers now delegate the responsibility for obtaining voting instructions to ADP Investor Communications. ADP typically will send a proxy form by mail and ask that it be returned to them (the ADP form also allows voting by telephone and Internet). ADP tabulates the results and provides the instructions to the brokers respecting the voting of shares to be represented at the Meeting. As a beneficial owner, a proxy form received from ADP cannot be used to vote your shares directly at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have your shares voted.

HOW CAN A NON-REGISTERED SHAREHOLDER VOTE AT THE MEETING?

Should you wish to attend and vote at the Meeting in person (or have another person attend and vote on your behalf), simply strike out the names of the persons indicated in the proxy form and insert your (or such other person's) name in the blank space provided. In the case of a voting instruction form, follow the corresponding directions on the form. IN EITHER CASE, YOU SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF YOUR INTERMEDIARY AND ITS SERVICE COMPANY AND ENSURE THAT INSTRUCTIONS RESPECTING THE VOTING OF YOUR SHARES ARE COMMUNICATED TO THE APPROPRIATE PERSON.

BUSINESS OF THE ANNUAL MEETING

FINANCIAL STATEMENTS

The Company's consolidated financial statements for the year ended December 31, 2004, the report of the auditors thereon and the comparative financial statements for the years ended December 31, 2003 and 2002, which will be placed before the shareholders at the Meeting, are contained in the Annual Report of the Company that accompanies this Management Proxy Circular.

ELECTION OF DIRECTORS

The articles of the Company stipulate that the board of directors of the Company (the "Board") shall consist of a minimum of three directors and a maximum of twenty-one directors, as determined by the Board from time to time. The size of the Board has been set at 10 directors. The Board may increase or decrease the number of directors between the minimum and the maximum number and may fill vacancies resulting from the death, resignation or retirement of directors. In addition, the Board is authorized to appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of additional directors so appointed cannot exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

Management does not contemplate that any of the nominees named below will be unable to serve as a director, but if this should occur for any reason prior to the Meeting, where the proxy is granted to the Management nominees, the Management nominees reserve the right to vote for other nominees in their discretion unless directed to withhold from voting. Each director will hold office until the next annual meeting or until his or her successor is elected or appointed.

The following table states the name and place of residence of each person proposed to be nominated for election as a director, the year in which each proposed nominee first became a director of the Company, the number of common shares of the Company and deferred share units ("DSUs") under the Company's Deferred Share Unit Plan for Non-Executive Directors (as described more fully in the "Compensation of Directors" section below) beneficially owned or over which control or direction, directly or indirectly, was exercised by that person as of March 1, 2005, the person's principal occupation, business or employment and all of the person's principal occupations, businesses or employments for the past five years.


3   2004 MANAGEMENT PROXY CIRCULAR
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NOMINEES

                                        CURRENT POSITION: Chairman, Chief
Hans P. Black                           Investment Strategist - Interinvest
Montreal, Quebec
                                        POSITION DURING THE PAST 5 YEARS:
Became director in January 2005         2000-2004: Same

Common Shares: 2,000                    OTHER BOARDS & COMMITTEES:
DSUs: 0                                 Chairman: Les Aliments SoYummi Inc.
                                        Director: Nymox Corporation

                                        COMMITTEES:
                                        Nymox Corporation: Audit Committee

                                        EDUCATION:
                                        Doctorate, Medicine, McGill
                                        University
--------------------------------------------------------------------------------

                                        CURRENT POSITION: Corporate Director

                                        POSITION DURING THE PAST 5 YEARS:
Jacques Bougie                          2003-2004: Corporate Director
Montreal, Quebec                        2002:      Retired
Became director in October 2004         2000-2001: President and Chief
                                        Executive Officer of Alcan Aluminium
                                        Ltd.
Common Shares: 30,000
DSUs: 3,450                             OTHER BOARDS & COMMITTEES:
                                        Director: Nova Chemicals Inc., Rona
                                        Inc., Novelis Inc., McCain Food Ltd.

                                        COMMITTEES:
                                        Nova Chemicals Inc.: Audit, Public
                                        Policy and Responsible Care Committees
                                        Rona Inc.: Audit and Governance,
                                        McCain Food Ltd.: Audit, Compensation
                                        and Governance Committees

                                        EDUCATION:
                                        B.A. Law and Business
                                        Administration, Universite de Montreal
--------------------------------------------------------------------------------

                                        CURRENT POSITION: Partner, Torys LLP

Marlene Davidge                         POSITION DURING THE PAST 5 YEARS:
Toronto, Ontario                        Same

Became director in April 2001           OTHER BOARDS & COMMITTEES:
                                        Advisory Committee of University
                                        College, University of Toronto

Common Shares: 5,041                    EDUCATION:
DSUs: 0                                 B.A., University of Toronto, LL.B.,
                                        Osgoode Hall Law School



                                             2004 MANAGEMENT PROXY CIRCULAR    4
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NOMINEES


                                     CURRENT POSITION:
                                     President and Chief Executive
William E. Davis                     Officer, Metropolitan Development
Skaneateles, New York                Foundation of Central New York

                                     POSITION DURING THE PAST 5 YEARS:
Became director in April 2003        2003-2004: Corporate Director
                                     2002:      Chairman of National Grid
                                                U.S.A. (holding company) and
                                                Chairman of Niagara Mohawk
                                                Holdings, Inc.
                                     2000-2001: Chairman and Chief Executive
                                                Officer of Niagara Mohawk
Common Shares: 18,569                           Holdings and Niagara Mohawk
                                                Power Corporation

DSUs: 0                              OTHER BOARDS & COMMITTEES:
                                     Boards: Consol Energy Inc., Syracuse
                                     University, The Metropolitan Development
                                     Foundation of Central New York.

                                     COMMITTEES:
                                     Consol Energy Inc.: Audit Committee
                                     member and Chair of Nominating and
                                     Corporate Governance Committee.

                                     EDUCATION:
                                     B.A., United States Naval Academy,
                                     M.Sc., The George Washington
                                     University, D.Sc., The State
                                     University of New York

--------------------------------------------------------------------------------

                                     CURRENT POSITION:
                                     Chairman of the Board,
Richard Drouin, O.C., Q.C.           Abitibi-Consolidated Inc.
Quebec, Quebec
                                     POSITION DURING THE PAST 5 YEARS:
Became director in April 1995        2004:      Same
                                     2000-2003: Counsel, McCarthy Tetrault LLP

                                     OTHER BOARDS & COMMITTEES:
                                     Chairman: Stelco Inc.
                                     Director: American Superconductor
                                     Corporation, NsteinTechnologies,
Common Shares: 6, 721
DSUs: 34,813                         COMMITTEES:
                                     American Superconductor Corporation:
                                     Human Resources and Nominating Committees,
                                     Nstein Technologies: Human Resources
                                     and Corporate Governance Committees,
                                     Stelco Inc.: Human Resources and
                                     Corporate Governance Committees.

                                     EDUCATION:
                                     B.A., College Jean de Brebeuf, LL.B.,
                                     Universite Laval




5    2004 MANAGEMENT PROXY CIRCULAR

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NOMINEES


                                     CURRENT POSITION: Corporate director
                                     and consultant
Lise Lachapelle
Montreal, Quebec
Became director in April 2002        POSITION DURING THE PAST 5 YEARS:
                                     2003-2004: Corporate director and
                                                consultant
                                     2000-2002: President and Chief Executive
Common Shares: 3,997                            Officer of the Canadian Pulp
                                                and Paper Association
DSUs: 2,548
                                     OTHER BOARDS & COMMITTEES:
                                     Director: BNP-Paribas (Canada),
                                     Industrielle Alliance Inc., Russel Metals
                                     Inc., Innergex Power Trust, Mirabaud Canada
                                     Inc.

                                     COMMITTEES:
                                     BNP-Paribas (Canada): Executive, Human
                                     Resources and Credit Committees,
                                     Industrielle Alliance Inc.: Executive,
                                     Human Resources and Governance Committees,
                                     Russel Metals Inc.: Chair of Management
                                     Resources & Compensation Committee and
                                     member of Environment, Health & Safety
                                     Committee Innergex Power Trust: Chair,
                                     Corporate Governance Committee and member,
                                     Acquisitions Committee.

                                     EDUCATION:
                                     B.A.A., Ecole des Hautes Etudes
                                     Commerciales, Universite de Montreal
                                     University of Western Ontario and Harvard
                                     Business School

--------------------------------------------------------------------------------

                                     CURRENT POSITION: Corporate Director

                                     POSITION DURING THE PAST 5 YEARS:
Gary J. Lukassen, C.A.               2001-2004: Corporate Director
Toronto, Ontario                     2000-2001: Executive Vice-President and
                                                Chief Financial Officer of the
                                                Hudson's Bay Company (HBC)

Became director in April 2003        OTHER BOARDS & COMMITTEES:
                                     Director: The North West Company,
                                     Stelco Inc., Spinrite Income Fund.
Common Shares: 5,569
                                     COMMITTEES:
DSUs: 4,667                          The North West Company: Audit and the
                                     Human Resources & Compensation Committees,
                                     Stelco Inc.: Audit and Pension Committees
                                     Spinrite Income Fund: Chairman of the Audit
                                     Committee and member of the Compensation and Corporate Governance Committee.

                                     EDUCATION:
                                     Chartered Accountant, McGill University



                                             2004 MANAGEMENT PROXY CIRCULAR    6

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NOMINEES

                                     CURRENT POSITION:
John A. Tory, Q.C.                   President of Thomson Investments Limited
Toronto, Ontario                     (holding company)

Became director in April 1965        POSITION DURING THE PAST 5 YEARS:
                                     Same

Common Shares: 91,000                OTHER BOARDS & COMMITTEES:
                                     Director: The Thomson Corporation, Rogers
DSUs: 35,591                         Communications, The Canadian Psychiatric
                                     Research Foundation.

                                     COMMITTEES:
                                     The Thomson Corporation: Human Resources and Finance Committees Rogers
                                     Communications Inc.: Executive, Nominating
                                     & Corporate Governance, Compensation and
                                     Finance Committees.

                                     EDUCATION:
                                     LL.B., University of Toronto

--------------------------------------------------------------------------------

                                     CURRENT POSITION:
David A. Ward, Q.C.                  Partner, Davies Ward Phillips &
Toronto, Ontario                     Vineberg LLP

Became director in April 1981        POSITION DURING THE PAST 5 YEARS:
                                     Same
Common Shares: 10,919
                                     OTHER BOARDS & COMMITTEES:
DSUs: 0                              Trustee:     Art Gallery of Ontario
                                                  Foundation
                                     Member:      Advisory Board Heart & Stroke
                                     Foundation/Richard Lewar Centre of
                                     Excellence, University of Toronto

                                     EDUCATION:

                                     B.Com., Queen's University, LL.B., Osgoode
                                     Hall Law School

--------------------------------------------------------------------------------

                                     CURRENT POSITION: President and Chief
                                     Executive Officer,
                                     Abitibi-Consolidated Inc.

                                     POSITION DURING THE PAST 5 YEARS:
                                     Same

John W. Weaver                       OTHER BOARDS & Committees:
Montreal, Quebec                     Director: Forest Products Association
President and CEO                    of Canada, Pulp and Paper Research
Became director in April 1999        Institute of Canada, American Forest
                                     and Paper Association.

Common Shares: 94,601                EDUCATION:
DSUs (1):147,182                     B.Sc., Mount Union College
                                     M.Sc. and Ph.D., Institute of Paper
                                     Science and Technology

(1) Mr. Weaver receives no additional compensation for his services as a director of the Company. The deferred share units set forth above were granted to Mr. Weaver pursuant to the deferred share unit plan for executives described more fully below under "Report of the Human Resources and Compensation Committee on Executive Compensation - Ongoing Compensation; Annual Incentives".


7    2004 MANAGEMENT PROXY CIRCULAR

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Corporate Cease Trade Orders or Bankruptcies

Other than as disclosed below, to the knowledge of Management, no proposed director of the Company:

     a. is, as at the date of this Management Proxy Circular or has been, within the 10 years before the date of this Management Proxy Circular, a director or executive officer of any company, that, while that person was acting in that capacity:

          (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

          (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

          (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

     b. has, within the 10 years before the date of this Management Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Richard Drouin and Gary J. Lukassen, who are both proposed directors of the Company, are also directors of Stelco Inc., a Canadian steel producer. On January 29, 2004, Stelco Inc. announced that it had obtained an Order of the Ontario Superior Court of Justice to initiate a Court-supervised restructuring under the Companies' Creditors Arrangement Act ("CCAA"), in order to restore its financial health and competitive position in the North American steel industry. As of March 1, 2005, Stelco Inc. remained under the protection of the CCAA.



                                              2004 MANAGEMENT PROXY CIRCULAR 8

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BOARD AND COMMITTEES OF THE BOARD - COMPOSITION AND ATTENDANCE SINCE PREVIOUS
ANNUAL MEETING Yearly, after the election of directors at the annual meeting of the shareholders, the Corporate Governance Committee recommends to the Board the allocation of Board members to each of the committees of the Board. The following table sets forth the composition of the Committees of the Board as of March 1, 2005 and the attendance levels of each individual director since April 29, 2004:

BOARD OF DIRECTORS (8 MEETINGS)                   ATTENDANCE BOARD MEETINGS

Richard Drouin, Chair                                                   8/8
Hans Black (1)                                                          2/2
Jacques Bougie (2)                                                      4/4
Dong Kil Cho                                                            4/8
Marlene Davidge                                                         8/8
William E. Davis                                                        8/8
Lise Lachapelle                                                         8/8
Gary J. Lukassen                                                        8/8
C. Edward Medland                                                       8/8
John A. Tory                                                            8/8
David Ward                                                              6/8
John W. Weaver                                                          8/8


AUDIT COMMITTEE (7 MEETINGS)                  ATTENDANCE COMMITTEE MEETINGS

C. Edward Medland, Chair                                               7/7
Hans Black (1)                                                         2/2
William E. Davis                                                       7/7
Lise Lachapelle                                                        7/7
Gary J. Lukassen                                                       7/7
----------------                                                       ---

CORPORATE GOVERNANCE COMMITTEE (5 MEETINGS)
Richard Drouin, Chair                                                  5/5
William E. Davis                                                       5/5
Marlene Davidge                                                        5/5
John A. Tory                                                           5/5
------------                                                           ---

ENVIRONMENT, HEALTH & SAFETY COMMITTEE (3 MEETINGS)
Lise Lachapelle, Chair                                                 3/3
Jacques Bougie (2)                                                     1/1
Dong Kil Cho                                                           2/3
Gary J. Lukassen                                                       3/3
David Ward                                                             3/3
----------                                                             ---

HUMAN RESOURCES & COMPENSATION COMMITTEE (7 MEETINGS)
John A. Tory, Chair                                                    7/7
Jacques Bougie                                                         2/2
Dong Kil Cho                                                           3/7
Marlene Davidge                                                        7/7
C. Edward Medland                                                      6/7
-----------------                                                      ---


1)   Dr. Black joined the Board on January 25, 2005
(2)  Mr. Bougie joined the Board on October 20, 2004

9   2004 MANAGEMENT PROXY CIRCULAR
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2004 MANAGEMENT PROXY CIRCULAR
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COMPENSATION OF DIRECTORS

Each year the Corporate Governance Committee reviews the compensation paid to outside directors. On May 1, 2004, certain adjustments were made to such compensation. As a result, the compensation earned by directors of the Company for their services during the period from May 1, 2004 to December 31, 2004 was as follows (subject to proration in the case of payments, awards or benefits that are stated on an annual basis):

--------------------                    ----------------------------------------
ANNUAL RETAINER

o Directors                             $  25,000
o Audit Committee Chair                 $  10,000
o Audit Committee members               $   3,000
o Chair of other Committees             $   6,000
o Chair of the Board                    $ 150,000
--------------------                    ----------------------------------------

SHARE AWARD PLAN
o Directors                             Up to $25,000 worth of shares annually
o Chair of the Board                    Up to $35,000 worth of shares annually
                                        Hold period: 2 years or DSUs
--------------------                    ----------------------------------------

MEETING FEES                            $1,200 per meeting attended in person
                                          (not paid to Chair of the Board)
  Board and Committees                  $600 per meeting attended by telephone
                                          (not paid to Chair of the Board)
--------------------                    ----------------------------------------

RETIREMENT BENEFITS                     Retirement benefits are not
                                        provided to directors who became
                                        directors after April 20, 2000.
                                        Directors who joined the Board prior to
                                        that date are still eligible to receive
                                        retirement benefits for 5 years after
                                        their retirement from the Board.
--------------------                    ----------------------------------------

TRAVEL  FEES                            $1,200 if air travel time from
                                           Director's principal residence to
                                           meeting location is more than 3
                                           hours.

--------------------                    ----------------------------------------
OTHER                                   o Related travel and out-of-pocket
                                           expenses are reimbursed;

                                        o Non-Canadian resident directors are
                                           paid the same nominal dollar amounts
                                           but in U.S. currency.
--------------------                    ----------------------------------------

For the period from January 1, 2004 to April 30, 2004, the compensation of directors was identical to that for fiscal 2003 and, more particularly, was as follows (subject to proration in the case of payments, awards or benefits that are stated on an annual basis):

--------------------                    ----------------------------------------
ANNUAL RETAINER

o Directors                              $ 18,000
o Audit Committee members                $  3,000
o Chair of Committees                    $  3,000
o Chair of the Board                     $150,000
--------------------                    ----------------------------------------

MEETING FEES

o Board and Committees                   $1,200 per meeting (not paid to Chair
                                            of the Board)

--------------------                    ----------------------------------------
SHARE AWARD PLAN

o Directors                              Up to $10,000 worth of shares annually
o Chair of the Board                     Up to $20,000 worth of shares annually
--------------------                    ----------------------------------------

STOCK OPTION PLAN                       Annual grant equal to
                                           $30,000 divided by average of high &
                                           low prices of the Company's common
                                           share for each of three years
                                           preceding the date of grant.
--------------------                    ----------------------------------------

RETIREMENT BENEFITS                      Retirement benefits are not provided to
                                         directors who became directors after
                                         April 20, 2000. Directors who joined
                                         the Board prior to April 20, 2000 are
                                         still eligible to receive retirement
                                         benefits for 5 years after their
                                         retirement from the Board.
--------------------                    ----------

TRAVEL FEES                             $1,200 if air travel time from
                                         Director's principal residence to
                                         meeting location is more than 3 hours.
--------------------                    ----------------------------------------

OTHER                                    o Related travel and out-of-pocket
                                           expenses are reimbursed;
                                         o Non-Canadian resident directors are
                                           paid the same nominal dollar amount
                                           but in U.S. currency.
--------------------                    ----------------------------------------

Mr. Weaver, President and Chief Executive Officer of the Company, did not receive any additional compensation for his services as director of the Company.


                                             2004 MANAGEMENT PROXY CIRCULAR 10
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2004 MANAGEMENT PROXY CIRCULAR
--------------------------------------------------------------------------------


DIRECTORS SHARE OWNERSHIP REQUIREMENTS

To ensure that directors' compensation is aligned with shareholders' interest, outside directors are required to meet stock ownership guidelines of three times their annual retainers (including the award under the Directors' Share Award
Plan) within five years of their initial nomination to the Board.

Outside directors are also given the option to receive all or a part of their annual retainer, meeting fees and awards under the Directors' Share Award Plan in the form of deferred share units (DSUs) pursuant to a Deferred Share Unit Plan (the "Deferred Plan"). Under the Deferred Plan, the number of DSUs to be credited quarterly to each participating director's account is determined by dividing the amount elected by a director to be received as DSUs (such amount not exceeding, on a quarterly basis, 25% of the director's annual retainer, meeting fees and awards), by the fair market value of a common share on the crediting date (as determined under the Deferred Plan). After termination of Board service, directors will receive an amount equal to the number of DSUs credited to their account (including the value of dividends, if any, as if reinvested in additional units) multiplied by the then fair market value of the common shares (as determined under the Deferred Plan).

As of December 31, 2004, a total of 282,512 common shares was held by outside directors. During 2004, 42,181 DSUs were credited to the respective accounts of the outside directors who elected to participate in the Deferred Plan and as of December 31, 2004, there were 136,799 DSUs outstanding under the Deferred Plan for the outside directors.

APPOINTMENT OF AUDITORS

On the recommendation of the Audit Committee, the Board proposes that PricewaterhouseCoopers LLP (PwC) be reappointed as auditors of the Company to hold office until the next annual meeting of shareholders at such compensation as may be fixed by the Audit Committee. Shareholders will be asked at the Meeting to approve the reappointment of the auditors and such reappointment will become effective only if approved by holders of at least a majority of the common shares represented and voting at the Meeting or any adjournment thereof.

AUDITORS' FEES

In 2004, the aggregate amounts billed for professional services rendered by the Company's auditors, PwC, to the Company and its subsidiaries were approximately $1.5 million for audit fees, $0.2 million for audit-related fees, $0.4 million for tax fees and $0 for all other non-audit fees; the comparative figures for 2003 were approximately $1.2 million, $0.2 million, $0.4 million, and $0, respectively. "Audit fees" are fees for professional services for the audit of the Company's consolidated financial statements and review of quarterly financial statements, services that are normally provided by PwC in connection with statutory and regulatory filings or engagements or any other services performed by PwC to comply with generally accepting auditing standards; "audit-related fees" are fees for assurance and related services that are typically performed by the independent public accountant; "tax fees" are fees for tax compliance, tax advice and tax planning; and "non-audit fees" are fees for any services not included in the first three categories.

AUDITORS' INDEPENDENCE

The Company and the Audit Committee of the Board have considered whether the provision of non-audit services by the auditors was compatible with maintaining PwC's independence and have concluded that it is.

11   2004 MANAGEMENT PROXY CIRCULAR

2004 MANAGEMENT PROXY CIRCULAR
--------------------------------------------------------------------------------


POLICY AND PROCEDURES FOR PRE-APPROVAL OF AUDITORS' SERVICES

In 2003, the Audit Committee adopted a policy and procedures regarding the engagement of the Company's auditors, which are summarized below.

At its July meeting, the auditors must submit for approval to the Audit Committee an engagement letter outlining the scope of the audit services, including all statutory engagements as required under securities and corporate laws, proposed to be performed during the fiscal year. This letter of engagement must include a fee proposal for all audit services proposed to be rendered during the fiscal year. This letter of engagement must also outline the scope of the services proposed to be performed in connection with the interim review of the quarterly consolidated financial statements for the first and second quarters of the following fiscal year, prior to the appointment of PwC as auditors by the shareholders at the Company's next annual meeting. In addition, the engagement letter may include a specific list of permissible audit-related and non-audit services that are generally expected and necessary in the normal course of the Company's business, and that Management recommends the Audit Committee engage the auditors to provide.

At the request of Management, the Audit Committee may approve additional audit services and permissible audit-related and non-audit services. In such circumstances, the auditors must issue separate engagement letters for each additional service. Such engagement letters must confirm to the Audit Committee, and Management must also confirm, that the proposed services are permissible under all applicable securities legislation or regulations.

To ensure the prompt handling of day-to-day tax-related matters, Management may request the Audit Committee to pre-approve a maximum periodic amount of tax-related services that may be rendered by the auditors on a pre-identified list of specific tax-related matters for the next quarter.

To ensure prompt handling of unexpected matters, the Audit Committee delegates to its Chair the authority to approve additional audit services and permissible audit-related and non-audit services. Based on the materiality of the proposed services, the Chair may decide that a special meeting of the Audit Committee is necessary in order to appropriately assess the proposal. The Chair reports any action taken to the Audit Committee at its next regular meeting.

The Audit Committee is informed quarterly as to the status and estimated fees regarding services actually provided by the auditors pursuant to these pre-approval procedures.

The auditors and Management must ensure that all audit, audit-related and non-audit services provided to the Company have been approved by the Audit Committee. The Vice-President and Corporate Controller is responsible for tracking all auditors' fees against the estimates for such services and report to the Audit Committee every quarter.

As required by the Sarbanes-Oxley Act, all audit, audit-related and non-audit services rendered by PwC pursuant to engagements entered into since May 6, 2003 are pre-approved by the Audit Committee pursuant to these pre-approval procedures. In 2004, no audit-related and non-audit services rendered by the auditors were required to be approved by the Audit Committee pursuant to the de minimis exception set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OTHER BUSINESS

The Company knows of no matter to come before the Meeting other than the matters referred to above and in the notice of meeting.

REPORT OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE ON EXECUTIVE
COMPENSATION

It is the responsibility of the Human Resources and Compensation Committee (the "HRC Committee") to make recommendations to the Board on all major compensation policies of the Company and to oversee all aspects of compensation and career development for its senior executives. The HRC Committee also initiates the annual review by the Board of the performance evaluation and compensation of the President and Chief Executive Officer.


                                           2004 MANAGEMENT PROXY CIRCULAR   12
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2004 MANAGEMENT PROXY CIRCULAR
--------------------------------------------------------------------------------


COMPOSITION OF THE COMPENSATION COMMITTEE

As of March 1, 2005, the members of the HRC Committee are: MESSRS. JACQUES BOUGIE, DONG KIL CHO, C. EDWARD MEDLAND, JOHN A. TORY (CHAIR) and MRS. MARLENE DAVIDGE. Mr. Jacques Bougie was appointed to the HRC Committee on January 25, 2005. These members are neither employees nor former employees of the Company. The HRC Committee invites the Chairman and the President and Chief Executive Officer to attend meetings and to provide advice and consultation as required. The committee asks Management to withdraw from the meeting when the circumstances so require and an in camera session is planned at each meeting. The HRC Committee has adopted a written charter setting out its responsibilities, a copy of which may be found on the Company website at www.abitibiconsolidated.com.

The HRC Committee has established compensation programs for executives of the Company designed to support the Company's vision to be the world's leading forest products company by creating a strong link between the interests of the shareholders, the Company's financial performance and the total compensation of the Company's executives.

ONGOING COMPENSATION IN EFFECT FOR 2004

The Company's philosophy and strategy regarding executive compensation recognize the value added by a highly skilled and committed management team. The skills and impact of this group are essential for the successful management of the Company and for the formulation and implementation of its strategic plan. The compensation package has been designed to meet the following objectives:

    a) to attract team members with superior management ability, insight and judgment;

    b) to retain valued members of the executive team throughout the business cycles typical in the forest products industry;

    c) to ensure that executives recognize the close link between their personal interest and the creation of shareholder value; and

    d) to motivate and reward members of the executive group for achieving short-term and long-term results, which will contribute to the prosperity of the Company and its shareholders.

The Company has developed an ongoing executive compensation package comprised of four principal components: base salary, annual incentives, mid-term and long-term incentives, as well as a benefits and perquisites program.

                            -----------------------------------------------------------------------------------------------------
                                                              SHORT-TERM                   MID-TERM                   LONG-TERM
                                                        ANNUAL INCENTIVE                 RESTRICTED
                                    BASE SALARY      (MAXIMUM POTENTIAL)            SHARE UNIT PLAN           STOCK OPTION PLAN

PERFORMANCE PERIOD                Annual salary                12 months                  36 months                  120 months
                                     adjustment
---------------------------------------------------------------------------------------------------------------------------------
PRESIDENT AND CHIEF                Set based on             100% of base         Annual grant based           Annual grant based
EXECUTIVE OFFICER                data from U.S.                   salary          on expected value            on expected value
                               comparator group                                 of 125% of position          of 125% of position
                                                                                          mid-point      (based on Black Scholes)
---------------------------------------------------------------------------------------------------------------------------------
SENIOR VICE-PRESIDENTS        Set based on data              70% of base         Annual grant based           Annual grant based
                                  from Canadian                   salary          on expected value            on expected value
                                    and/or U.S.                                  of 65% of position           of 65% of position
                               comparator group                                           mid-point      (based on Black Scholes)
---------------------------------------------------------------------------------------------------------------------------------
LINK TO COMPANY                 Not applicable;              100% linked        Linked to financial            Entirely based on
PERFORMANCE                 primarily linked to            with Company/         performance versus                Company stock
                             position scope and                 Division      a selected comparator                 appreciation
                                     individual              performance      group. Value of units
                                    performance                                  directly pegged to
                                                                                       stock price.
---------------------------------------------------------------------------------------------------------------------------------


13   2004 MANAGEMENT PROXY CIRCULAR

2004 MANAGEMENT PROXY CIRCULAR
--------------------------------------------------------------------------------


BASE SALARY

The salary range for the President and Chief Executive Officer is based on salaries paid by major U.S. organizations and adjusted for position scope/size using the Hay evaluation system. The Hay point system is an objective method of evaluating the relative contributions, importance and complexity of positions within a company. Similarly, salary ranges for other senior executives are based on salaries paid by major Canadian and U.S. organizations depending on the scope of the position. Subsequently, a position mid-point for each salary range is assigned to each position in accordance with the process outlined above. The compensation policy is to provide a position mid-point at the median of the reference market.

Companies used for competitive benchmarking are selected based on business similarity, geographic breadth of operations, size and because they represent the primary market for the key skills and attributes needed by the Company at the executive level.

The HRC Committee reviews the salary of each senior executive annually and recommends to the Board any adjustment within the salary range, in order to maintain a competitive position within this marketplace. Compensation for the President and Chief Executive Officer is subject to the same annual review, peer position comparisons, and evaluation criteria that are applied to the compensation of the Company's other senior executives. Special emphasis is placed by the HRC Committee on the performance of the President and Chief Executive Officer with respect to strategic planning and the creation of shareholder value.

Due to economic conditions in North America, which have negatively impacted the Company's performance, it was decided at the 2004 annual salary review, that the salaries of senior executives would be frozen for a third consecutive year. Two senior executives other than Named Executives Officers received special adjustments to reflect their additional responsibilities following a restructuring of the Senior Operations team.

ANNUAL INCENTIVES

Annual incentive maximum potentials and targets are set using the same methodology summarized in the Base Salary section above. However, the compensation policy for annual incentives is to provide the opportunity for top quartile pay against the reference market when superior results are achieved. Therefore, the total cash compensation (base salary and incentives) is designed to be somewhere between the market median and top quartile of the reference market, depending on company and business unit performances.

For each senior executive of the Company, it is the HRC Committee's policy to tie annual incentive compensation to measurable corporate and, in most cases, to respective division results. Consequently, the Company uses pre-determined key performance indicators called "Closely Watched Numbers" (CWNs) to set measurable stretch targets. These CWNs can be separated into two main categories: corporate and divisional. Corporate CWNs include 4 or 5 financial indicators usually chosen from among the following: Return on Capital Employed (ROCE); Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA); Cash Flow; and Cost Improvement Programs. Environment, Health & Safety and Customer Satisfaction objectives complete the annual corporate CWNs grouping. Historically, financial criteria have accounted for at least 70% of the weighting in the Company's CWNs and 75% for 2004. The HRC Committee reviews and recommends to the Board the corporate CWNs at the beginning of each year and assesses performance based on actual results once the financial year is completed. Each division has its own CWNs. The following table summarizes the general annual incentive plan design for the President and Chief Executive Officer and other senior executives, as applicable for 2004:

                                                                                          WEIGHTINGS
                                                   MAXIMUM
                                        INCENTIVE POTENTIAL                                  DIVISION
                                           (AS % OF SALARY)        CORPORATE CWNS     CWNS/OBJECTIVES

PRESIDENT & CHIEF EXECUTIVE OFFICER                    100%                  100%                  0%
-----------------------------------------------------------------------------------------------------
SENIOR VICE-PRESIDENTS                                  70%                   70%                 30%
-----------------------------------------------------------------------------------------------------
VICE-PRESIDENTS
   (with 1280-2000 Hay points)                          60%             40% - 70%           60% - 30%
-----------------------------------------------------------------------------------------------------


                                           2004 MANAGEMENT PROXY CIRCULAR    14

2004 MANAGEMENT PROXY CIRCULAR
--------------------------------------------------------------------------------


For 2004, performance on Corporate CWNs was 40.5% versus a performance of 27.5% in 2003. As indicated above, given that the President and Chief Executive Officer's annual incentive is entirely based on the corporate CWNs, Mr. John Weaver received 40.5% of his base salary for his 2004 incentive bonus payout.

The annual incentive plan is a cash-based plan, but the HRC Committee has discretion in its recommendations to the Board as to how much of the annual bonus earned is to be paid in cash (a minimum of 25%) or in the form of stock options in lieu of cash. These options will have no cash value when granted, but will acquire value as the price of the Company's stock increases. Half of the options vest upon receipt of the grant and the remainder vest one year later. Options, once vested, may be exercised at any time prior to ten years after the date of grant.

The Company has also established a deferred share unit plan for designated senior executives. Under the terms of this plan, senior executives can elect to have a portion of their annual incentive paid to them in the form of deferred share units (DSU). Each DSU is equivalent in value to a common share of the Company and is credited with dividends when shareholders receive dividends from the Company. A DSU is paid to an executive upon termination of employment and is payable, at the discretion of the employee, in the form of either cash or common shares of the Company which are purchased on the open market.

MID-TERM AND LONG-TERM INCENTIVES

In January 2004, the Board approved modifications to the design of the Company's Mid-Term and Long-Term Incentive programs. Following a comprehensive review of trends in executive compensation and in line with the Company's decision to expense options, the new plan will significantly reduce the number of stock options awarded to Company personnel and streamline the Company's Mid-Term and Long-Term programs. These programs are described below.

a) RESTRICTED SHARE UNIT PLAN

The Restricted Share Unit (RSU) Plan was implemented on January 1, 2004. This plan provides for the granting of RSUs to executives and senior managers, and, on an exceptional basis, other selected high potential and/or high performing key employees. The vesting of RSUs is subject to the Company's relative average financial performance versus other companies that comprise the comparator group during a set period (usually over 3 years). The HRC Committee approves on an annual basis the RSU grants, the financial benchmarks, the composition of the comparator group, the period during which the Company's performance is evaluated, as well as the vesting conditions. For the 2004 award, Cash ROCE was set as the financial benchmark and the performance period was established at 3 years.

b) PERFORMANCE SHARE UNIT PLAN

The Company has a Performance Share Unit (PSU) plan, which places an emphasis on pay for performance. Performance is measured on the basis of an annualized rate of return over a three-year performance period. It is based on total shareholder return (TSR), which reflects share price appreciation and re-investment of dividends. PSUs are earned and monetized, on the basis of the Company's TSR ranking measured against the TSR of comparable companies. Specifically, the plan currently provides for increasing portions of the PSUs to become earned if the Company is ranked fourth or better over the 36 month cycle in relation to the TSR of the pre-selected comparable companies and for 100% of the PSUs to become earned if the Company ranks first.

The PSU Plan was discontinued effective December 31, 2003. The PSUs awarded in 2003 will continue to become earned based on original PSU Plan rules.

c) STOCK OPTION PLAN

The Company also grants stock options to senior executives and senior managers, a long-term incentive intended to retain and motivate the senior executives and senior managers into taking actions that enhance shareholder value. The Abitibi-Consolidated Inc. stock option plan (the "Stock Option Plan"), which was adopted by the Board and approved by the Company's shareholders on April 27, 1998, serves to bind the interests of the senior executives, and thereby reward teamwork and co-operation. The total number of shares authorized for issuance under the Stock Option Plan is currently 19,000,000 common shares, representing 4.3% of the total issued and outstanding common shares of the Company. As of March 1, 2005, 13,982,029 options for the purchase of common shares had been issued pursuant to options granted under the Stock Option Plan.

Under the Stock Option Plan, options for the purchase of common shares of the Company may be granted by the Board on the recommendation of the HRC Committee to key executive personnel at prices equal to the market price of the common shares on the date that the options are granted. Market price is defined as the average of the highest and lowest share price as reported for the five business days immediately

15   2004 MANAGEMENT PROXY CIRCULAR

2004 MANAGEMENT PROXY CIRCULAR
--------------------------------------------------------------------------------


preceding the grant date on the principal Canadian exchange on which the common shares are traded. The number of options issued to each senior executive and senior manager is based on benchmarking within the North American industry, on the advice of an independent consulting firm. To prevent significant fluctuations in the number of options that are granted to executives from year to year, such number of options is derived from a formula that takes into account the expected value of the options (pursuant to a 3-year average under the Black-Scholes formula) and the average price of the Company's common shares, for each of the three years preceding the date of grant of any options. The aggregate number of common shares which may be issued to any one person under the Stock Option Plan and any other employee stock option plan or options for services cannot be greater than 5% of all issued voting shares of the Company (on a non diluted basis) less the aggregate number of voting shares of the Company reserved for issuance to such person under any other employee stock option plan or options for services.

The options are exercisable during a period not exceeding ten years from the date of grant. Participants are entitled to exercise issued options at the rate of 25% of the number of options granted on each of the first four anniversary dates of the grant.

Each option can be exercised solely by the employee to whom it is granted except as hereinafter provided in the case of the employee's death. During the lifetime of the employee, the option and any rights and privileges pertaining thereto cannot be transferred, assigned, pledged or hypothecated by him or her in any way whether by operation of law or otherwise, and cannot be subject to execution, attachment or similar process. If the employment of any employee is terminated, his or her option shall terminate, except that:

     (i) if the employment of such employee is terminated by reason of his or her death while in the employment of the Company or of a subsidiary, then such option is exercisable by his or her personal representatives with respect to the number of common shares that the employee had the right to purchase at the time of such termination, but only within five years after the date of his or her death;

     (ii) if the employment of such employee is terminated by reason of his or her retirement or for any other reason approved by the Company, then such option is exercisable by the employee but only within five years after such termination;

     (iii) if the employment of such employee is terminated for cause, then such option forthwith becomes void and non-exercisable;

     (iv) if the employment of such employee is terminated without cause, at the Company's initiative, then such option is exercisable by the employee with respect to the number of common shares that he or she had a right to purchase at the time of such termination, but only within five years after such termination;

provided that in no event is any option exercisable after the date fixed in such option for its expiration.

Subject to the prior approval of the relevant stock exchanges, the Board may amend, suspend or terminate the Stock Option Plan at any time, provided, however, that no amendment may be made without shareholder approval which increases the maximum number of common shares that may be issued under the Stock Option Plan, changes the manner of determining the minimum option price or extends the option period under any option beyond ten years.

As described above, the Company's Long-Term Incentive program was modified in 2004. Pursuant to these modifications, eligibility for stock options has been limited to the level of Division General Manager and above, reducing the number of eligible participants in the Stock Option Plan by approximately 41%. Combined with lower target grant values, the Company has reduced grants by approximately 45% over the previous grant periods.

Until July 2002, certain executive officers were entitled to receive a loan from the Company to purchase optioned common shares under the Stock Option Plan (excluding those granted in partial satisfaction of annual incentive awards). Executive officers no longer benefit from personal loans under the Stock Option Plan and none of the outstanding loans granted under the Stock Option Plan may be modified or renewed. Common shares purchased through the former loan program are held as security until the loan is repaid. The Stock Option Plan also provides for a "cashless exercise feature", allowing the optionee to receive cash or common shares representing the appreciation in value of the common shares covered by his or her options, without having to purchase any common shares upon the exercise of such options.


                                           2004 MANAGEMENT PROXY CIRCULAR   16

2004 MANAGEMENT PROXY CIRCULAR
--------------------------------------------------------------------------------


The table below summarizes the mid and long-term incentive plan designs:

                                            RESTRICTED SHARE UNIT PLAN                                       STOCK OPTION PLAN

PERFORMANCE PERIOD                                           36 months                               Option life of 120 months
--------------------------------------------------------------------------------------------------------------------------------
PRESIDENT AND CHIEF                              Annual grant based on                          Annual grant based on expected
EXECUTIVE OFFICER                            expected value of 125% of                     value of 125% of position mid-point
                                                    position mid-point                                 (based on Black Scholes)
--------------------------------------------------------------------------------------------------------------------------------
SENIOR VICE-PRESIDENTS                           Annual grant based on                          Annual grant based on expected
                                              expected value of 65% of                      value of 65% of position mid-point
                                                    position mid-point                                 (based on Black Scholes)
--------------------------------------------------------------------------------------------------------------------------------
VESTING CONDITIONS                   Units will vest entirely based on                                   Options will vest 25%
                                 the Company's relative 3-year average                           per year after first year and
                               financial performance versus a selected                                 will expire in 10 years
                             comparator group. Value of units directly
                             pegged to stock price. Payment in cash or
                                       stock at employee's discretion.
--------------------------------------------------------------------------------------------------------------------------------

EQUITY COMPENSATION PLAN INFORMATION

                                                                                                         Number of securities
                                               Number of securities                                   remaining available for
                                                  to be issued upon             Weighted-average        future issuance under
                                            exercise of outstanding            exercise price of    equity compensation plans
                                                  options, warrants         outstanding options,     (excluding securities in
                                                     and rights (1)          warrants and rights                  column (a))
                                                                (a)                          (b)                          (c)

PLAN CATEGORY
--------------------------------------------------------------------------------------------------------------------------------
ABITIBI-CONSOLIDATED INC.
STOCK OPTION PLAN (2)                                   12,354,033                       $13.07                 6,645,967
--------------------------------------------------------------------------------------------------------------------------------
ABITIBI-PRICE INC. STOCK OPTION PLAN (3)                     6,500                       $18.50                         0 (3)
--------------------------------------------------------------------------------------------------------------------------------
STONE-CONSOLIDATED INC.
STOCK OPTION PLAN (3)                                    1,294,705                       $18.93                         0 (3)
--------------------------------------------------------------------------------------------------------------------------------
ABITIBI-CONSOLIDATED INC.
DIRECTORS' PLAN (3)                                        234,920                       $12.88                         0 (3)
--------------------------------------------------------------------------------------------------------------------------------
                                                        13,980,158
Total                                                       (3.17%)(4)                   $15.85                 6,645,967
--------------------------------------------------------------------------------------------------------------------------------

(1) The Company's equity compensation plans consist of stock option plans providing for the issuance of common shares of the Company. Each of the stock option plans mentioned in this table have been approved by the shareholders of the Company. The information in this table is provided as of December 31, 2004.

(2) This is the Company's current Stock Option Plan, which is described in more detail above under "Mid-Term and Long-Term Incentives - c) Stock Option Plan".

(3) There are no longer any options available for issuance under these three former plans.

(4) Percentage of the outstanding shares of the Company as of December 31, 2004.


17   2004 MANAGEMENT PROXY CIRCULAR

2004 MANAGEMENT PROXY CIRCULAR
--------------------------------------------------------------------------------


STOCK OWNERSHIP GUIDELINES

In 2000, the Company implemented stock ownership guidelines for designated executive personnel requiring them to attain target levels of ownership within certain prescribed time periods. The President and Chief Executive Officer is required to own common shares of the Company with a value equal to twice his annual salary within five years of the launch of the guidelines. Other senior executives are required to own common shares of the Company with a value of either one or one-and-one-half times their annual salary within five or seven years, depending on their grade level and the number of Hay points associated with their position. These stock ownership guidelines apply to all individuals subsequently hired or appointed to assume such positions.

As of March 1, 2005 the President and Chief Executive Officer's level of ownership was at 131% of his target, the Chief Financial Officer's level of ownership was at 179% of his target, and the other senior executives had attained an average level of ownership of 125% of their targets, based on the average of the 52-week high and low Abitibi-Consolidated Inc. share prices for each of 2002, 2003 and 2004 ($10.40)

For the purpose of determining whether an executive has met the applicable stock ownership guidelines, DSUs and shares acquired through the Company's Employee Stock Ownership Plan are treated as shares held by an executive, but not unexercised options and RSUs.

MANAGEMENT SUCCESSION PLANNING

The HRC Committee reviews with the Chief Executive Officer and recommends to the Board the essential elements of senior management succession planning.

The Company has in place programs to ensure that the organization has "the right people in the right places" with the skills to formulate and implement its strategic plan and to operate the Company at the best level in the industry on a continuing basis. Over the years the Company has developed a strong succession plan that allows it to evaluate an employee's contribution and major achievements and assess his or her future potential based on corporate, divisional and individual metrics.

Every year, all operations and staff positions up to the President and Chief Executive Officer undertake a succession planning exercise that is aimed at identifying key players, high potential employees and potential successors. This comprehensive exercise combined with the Company's Annual Performance Conversation Process, customized Leadership development programs and Mentoring program for high potentials, is intended to secure and develop key talent in the organization, identify and resolve potential gaps and to foster promotion to executive level positions based on competencies, future potential and performance of individuals.


                                             2004 MANAGEMENT PROXY CIRCULAR 18

2004 MANAGEMENT PROXY CIRCULAR
--------------------------------------------------------------------------------


STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table, presented in accordance with applicable securities regulations, sets forth all compensation paid by the Company for each of its three most recent financial years to the President and Chief Executive Officer and the Chief Financial Officer of the Company as well as the individuals who were, as of December 31, 2004, the other three most highly compensated executive officers of the Company (collectively, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

                                            Annual Compensation        Long-term / Mid-term Compensation
                                                                         Awards                Payouts        Other
                                                                 --------------------------  ----------- ------------
                                                                                 Restricted
                                                                    Securities        Share                           All
                                                                 Under Options        Units       M&LTIP            Other
NAME AND PRINCIPAL         Year      Salary  Bonus (2) Other (3)   Granted (4)  Granted (5)  Payouts (6)     Compensation
POSITION                                ($)        ($)       ($)           (#)          ($)          ($)              ($)
--------------------------------------------------------------------------------------------------------------------------
JOHN W. WEAVER (1)         2004   1,350,000   546,750     69,414       400,000      155,981      122,056                0
President & Chief          2003   1,350,000   371,250     45,968       450,000                         0                0
Executive Officer          2002   1,350,000   772,200     84,844       489,500                         0                0
--------------------------------------------------------------------------------------------------------------------------
PIERRE ROUGEAU
Senior Vice-President      2004     450,000   127,575     26,418        65,000       25,347       20,342                0
Corporate Development &    2003     450,000   125,030     35,510       100,000                         0                0
Chief Financial Officer    2002     450,000   210,515     35,517        75,000                         0                0
--------------------------------------------------------------------------------------------------------------------------
ALAIN GRANDMONT
Senior Vice-President,     2004     380,000   133,904     22,603        65,000       25,368       14,240                0
Value Added Paper          2003     380,000    80,468     32,009        75,000                         0                0
Operations & Sales         2002     348,333   110,845     23,716        60,000                         0                0
--------------------------------------------------------------------------------------------------------------------------
THOR THORSTEINSON
Senior Vice-President,     2004     380,000   117,944     36,011        65,000       25,368       14,240                0
North America Newsprint    2003     380,000   104,408     33,788        75,000                         0                0
Operations                 2002     348,333   115,957     26,955        60,000                         0                0
--------------------------------------------------------------------------------------------------------------------------
COLIN KEELER (1)
Senior Vice-President,     2004     375,000   122,456     29,502        50,000       19,507       16,952                0
North America              2003     375,000    71,857     32,213        55,000                         0                0
Newsprint Sales            2002     375,000   135,315     66,267        60,000                         0                0
--------------------------------------------------------------------------------------------------------------------------

(1) These individuals have a portion of their Canadian $ earnings converted to U.S. dollars and receive some U.S. dollar denominated company benefits. The amounts reported have been expressed in Canadian dollars converted at an average annual rate of CDN 1.3013 =US $1.00 for 2004, CDN $1.4010 = US $1.00 for 2003; CDN $1.5703 = US $1.00 for 2002.

(2) Amounts appearing in this column represent bonus awards earned in the year specified in the table. No more than 50% of the bonus earned as of December 31, 2004 was paid in February 2005. Payment of the balance amount is deferred to February 2006.

(3) The aggregate amount of annual perquisites and other personal benefits for 2002 to 2004 includes housing subsidies, tax equalization payments, automobile allowances, mortgage interest subsidies, tax planning and income tax return preparation, dividends earned under the Company's DSU plan and imputed interest on former loans outstanding under the Company's stock purchase plan.

(4) Numbers appearing in this column represent the number of stock options granted to the named individuals. The Company has not granted any Stock Appreciation Rights ("SARs").

(5) Numbers appearing in this column represent the number of restricted share units ("RSU") granted to the named individuals. RSUs granted pursuant to the restricted share unit plan of the Company will be earned within 36 months of the date of the grant. See "Report of the Human Resources and Compensation Committee on Executive Compensation; Mid-Term and Long-Term Incentives" above.

(6) Numbers appearing in this column represent the total value of share units earned from the 2002 performance share unit grant.

19   2004 MANAGEMENT PROXY CIRCULAR

2004 MANAGEMENT PROXY CIRCULAR
--------------------------------------------------------------------------------


OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

                    ------------------------------------------------------------------------------------------------------
                                                                                       MARKET VALUE
                                                                                      OF SECURITIES
                                                                                         UNDERLYING
                                              % OF TOTAL                             OPTIONS ON THE
                         SECURITIES      OPTIONS GRANTED            EXERCISE OR       DATE OF GRANT
                      UNDER OPTIONS      TO EMPLOYEES IN      BASE PRICE ($ PER       ($ PER COMMON
NAME                     GRANTED(1)       FINANCIAL YEAR          COMMON SHARE)               SHARE)      EXPIRATION DATE
J. W. Weaver                400,000               30.87%                  10.45               10.45            24/02/2014
P. Rougeau                   65,000                5.02%                  10.45               10.45            24/02/2014
A. Grandmont                 65,000                5.02%                  10.45               10.45            24/02/2014
T. Thorsteinson              65,000                5.02%                  10.45               10.45            24/02/2014
C. Keeler                    50,000                3.86%                  10.45               10.45            24/02/2014
---------------------------------------------------------------------------------------------------------------------------

(1) Numbers appearing in this column represent the number of stock options granted to the named individuals. For a description of the terms and conditions applicable to such options, see "Report of the Human Resources & Compensation Committee on Executive Compensation; Mid-Term and Long-Term Incentives; Stock Option Plan" above. The Company has not granted any freestanding SARs to the named individuals.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

---------------------------------------------------------------------------------------------------------------
                                                                                                              VALUE OF UNEXERCISED
                          SECURITIES                                    UNEXERCISED OPTIONS(2)                IN-THE-MONEY OPTIONS
                         ACQUIRED ON         AGGREGATE VALUE         AT FINANCIAL YEAR-END (#)           AT FINANCIAL YEAR-END ($)
NAME                  EXERCISE(#)(1)            REALIZED ($)         EXERCISABLE/UNEXERCISABLE        EXERCISABLE/UNEXERCISABLE(3)
J.W. Weaver                       -                       -              1,535,225 /1,078,775                                 0/0
P. Rougeau                        -                       -                197,500 /  222,500                                 0/0
T. Thorsteinson                   -                       -                120,666 /  163,322                                 0/0
A. Grandmont                      -                       -                132,168 /  163,322                                 0/0
C. Keeler                         -                       -                 94,905 /  132,635                                 0/0

(1) Numbers appearing in this column represent the number of stock options exercised by the Named Executives.

(2)  The Company has not issued any freestanding SARs to the NEOs.

(3) Based on the average of the high and low price of the Company's common shares ($8.275) on December 31, 2004.


                                            2004 MANAGEMENT PROXY CIRCULAR   20

2004 MANAGEMENT PROXY CIRCULAR
--------------------------------------------------------------------------------


PENSION PLANS

Pension benefits are accrued under the terms of a separate executive registered plan (the "Registered Plan") (except for executives paid in U.S. dollars who participate in the Company's U.S. registered plan applicable to U.S. employees) and a supplementary executive retirement plan ("SERP"). The following table sets forth the estimated annual benefits payable, as at December 31, 2004, upon retirement at the Normal Retirement Age (defined below), under the Registered Plan and SERP combined, for the compensation and years of credited service specified below:

ABITIBI-CONSOLIDATED INC. SENIOR MANAGEMENT RETIREMENT PLAN TABLE(1)

BASED ON YEARS OF CREDITED SERVICE AT NORMAL RETIREMENT AGE

                                 ---------------------------------------------------------------
                                            15        20           25           30            35
AVERAGE COMPENSATION ($)
400,000                                120,000   160,000      200,000      240,000       280,000
------------------------         ---------------------------------------------------------------
600,000                                180,000   240,000      300,000      360,000       420,000
------------------------         ---------------------------------------------------------------
800,000                                240,000   320,000      400,000      480,000       560,000
------------------------         ---------------------------------------------------------------
1,000,000                              300,000   400,000      500,000      600,000       700,000
------------------------         ---------------------------------------------------------------
1,200,000                              360,000   480,000      600,000      720,000       840,000
------------------------         ---------------------------------------------------------------
1,400,000                              420,000   560,000      700,000      840,000       980,000
------------------------         ---------------------------------------------------------------
1,600,000                              480,000   640,000      800,000      960,000     1,120,000
------------------------         ---------------------------------------------------------------
1,800,000                              540,000   720,000      900,000    1,080,000     1,260,000
------------------------         ---------------------------------------------------------------
2,000,000                              600,000   800,000    1,000,000    1,200,000     1,400,000
------------------------         ---------------------------------------------------------------
2,200,000                              660,000   880,000    1,100,000    1,320,000     1,540,000
------------------------         ---------------------------------------------------------------
2,400,000                              720,000   960,000    1,200,000    1,440,000     1,680,000
------------------------         ---------------------------------------------------------------

(1) Pension benefits under the registered pension plan for executives are limited to the maximum amounts permitted under the provisions of the Income Tax Act of Canada. The table illustrates the amount of annual pension without regard to such limitation. Amounts of pension benefits, which exceed the maximum permitted under the Income Tax Act, are paid to the executive by the Company.

These plans are intended to provide a combined pension at the normal retirement age of 65 (the "Normal Retirement Age") that is equal to 2% of the average annual compensation multiplied by the years of credited service, up to a maximum of 70% of such earnings. Compensation is based on the average of the highest five consecutive years of base salary within the last ten years of service plus the average of the five highest annual awards paid pursuant to the annual incentive awards plan within the last ten years of service. Awards paid under any long-term incentive plans, including any stock option benefit, RSUs or PSUs, are not recognized for the purpose of calculating benefits under the executive pension arrangements.

No benefits accrue beyond the Normal Retirement Age. A member can elect early retirement without actuarial reduction upon attaining age 58, if the sum of such participant's age and years of service totals at least 80. Reduced early retirement benefits are available at age 55 with at least two years of service.

Pension benefits are payable to participants for life, and in the event of the death of any participant as follows: (i) in the form of a 50% joint and survivor benefit for any participant who has a spouse at retirement, or (ii) in the form of a 10-year guarantee payable to the legal heirs. Participants may elect other forms of payment, subject to actuarial adjustment.

21 2004 MANAGEMENT PROXY CIRCULAR

2004 MANAGEMENT PROXY CIRCULAR
--------------------------------------------------------------------------------


As of December 31, 2004, completed years of service credited to each Named Executive Officer under the terms of the Company's registered and supplementary plans were as follows:

YEARS OF PENSIONABLE SERVICE

J.W. Weaver                             21.8
P. Rougeau                               3.3
T. Thorsteinson                         24.2
A. Grandmont                            20.6
C. Keeler                               26.6
----------------                     -------

In December 2002, the HRC Committee determined that the benefits under the Company's Canadian SERP for current active members would no longer be secured. Total benefits under the Company's Canadian SERP may only become secured by contributing cash and/or by depositing an appropriate letter of credit to a Retirement Compensation Agreement ("RCA"), after retirement, or after involuntary termination of employment. This change took effect on March 1, 2003 and applies to past and future service recognized under the Company's Canadian SERP.

SEVERANCE ARRANGEMENTS

The Company has a severance compensation agreement with each Named Executive Officer that provides the Named Executive Officer with certain entitlements which arise in the event of a change of control, as defined in the agreement, followed by the termination of the Named Executive Officer's employment or by the Named Executive Officer's resignation for reasons specifically provided for in the agreement. More particularly, the agreement provides that the severance compensation shall be equal to three times the annual salary and bonus of the Named Executive Officer and shall be payable at termination in a lump sum payment, when termination occurs within 24 months after the change of control. In addition, the agreement entitles the Named Executive Officer to receive continued group benefits until the earlier of: (i) three years following the date of termination or (ii) receipt of benefits from a new employer equivalent to all group benefits defined in the agreement. In lieu of such continued benefits, the Named Executive Officer has the option to receive a cash amount equal to the value of such benefits for the Named Executive Officer for such period of time.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

AGGREGATE INDEBTEDNESS

The following table sets forth the aggregate indebtedness outstanding as at March 1, 2005, to the Company or its subsidiaries (or to another entity if the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries) of all current and former executive officers, directors and employees of the Company or any of its subsidiaries :

                           --------------------------------------------------------------
PURPOSE                     TO THE COMPANY OR ITS SUBSIDIARIES          TO ANOTHER ENTITY

Share Purchases (1)                             $ 2,709,057(2)                          0
------------------         --------------------------------------------------------------
Other (3)                                       $ 1,144,716(4)                          0
------------------         --------------------------------------------------------------
Total                                           $ 3,853,773                             0
------------------         --------------------------------------------------------------

(1) Under the Stock Option Plan, certain designated executives who elected to purchase optioned common shares (excluding those granted in partial satisfaction of annual incentive awards) were entitled, until July 2002, to receive a loan from the Company in an amount equal to the purchase price of such common shares. Interest is charged at the lesser of the prevailing prime rate and the amount of dividends attributable to ownership of the common shares. The common shares are held as security until the loan is repaid. See "Report of the Human Resources & Compensation Committee on Executive Compensation; Mid-Term and Long-Term Incentives; Stock Option Plan" above.

(2) In comparison, as at February 24, 2004, an amount of $3 million of such indebtedness was outstanding in connection with the purchase of common shares of the Company.

(3) Since July 2002, the practice of extending personal loans to current and former officers, directors and employees of the Company has been eliminated.

(4) In comparison, as at February 24, 2004, an amount of $1.5 million of such indebtedness was outstanding in connection with other programs of the Company.

                                              2004 MANAGEMENT PROXY CIRCULAR 22

2004 MANAGEMENT PROXY CIRCULAR
--------------------------------------------------------------------------------


INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER (1) SECURITIES PURCHASE AND (2) OTHER PROGRAMS

The following table describes the indebtedness, other than routine indebtedness, to the Company and its subsidiaries, of each individual who is, or at any time during the 2004 financial year was, a director or executive officer of the Company, each proposed nominee for election as a director of the Company, and each associate of any such director, executive officer or proposed nominee, and who is, or at any time during the 2004 financial year has been, so indebted in connection with the purchases of securities of the Company or pursuant to other programs.

                                                                                   FINANCIALLY
                                                  LARGEST                             ASSISTED
                                                   AMOUNT                           SECURITIES                             AMOUNT
                                              OUTSTANDING            AMOUNT          PURCHASES                           FORGIVEN
                           INVOLVEMENT             DURING       OUTSTANDING         DURING THE                         DURING THE
NAME AND                    OF COMPANY           THE 2004             AS AT               2004     SECURITY FOR              2004
PRINCIPAL POSITION       OR SUBSIDIARY     FINANCIAL YEAR     MARCH 1, 2005     FINANCIAL YEAR     INDEBTEDNESS    FINANCIAL YEAR
                                                      ($)               ($)      (# OF SHARES)
SECURITIES
PURCHASE PROGRAMS (1)
----------------------------------------------------------------------------------------------------------------------------------
J. VACHON                       Lender             30,225            30,225                  0       1,560 common             None
Senior Vice-President,                                                                             shares pledged
Corporate Affairs                                                                                      to Company
and Secretary
----------------------------------------------------------------------------------------------------------------------------------
J.W. WEAVER                     Lender          1,107,219         1,107,219                  0      60,400 common             None
President, and Chief                                                                               shares pledged
Executive Officer,                                                                                     to Company
Director Proposed
nominee for election
as Director
----------------------------------------------------------------------------------------------------------------------------------
OTHER PROGRAMS
----------------------------------------------------------------------------------------------------------------------------------
P. PLANET (2)                   Lender     240,887 US (3)    240,887 US (3)                N/A              N/A               None
Senior Vice-President,
International Sales
& Operations
----------------------------------------------------------------------------------------------------------------------------------
D. SCHIRMER (4) Senior          Lender             50,000            45,000                N/A              N/A               None
Vice-President, Value-
Added Paper Sales
----------------------------------------------------------------------------------------------------------------------------------

(1) These loans were made in 2002 in connection with the Company's Stock Option Plan. For more details, see "Report of the Human Resources & Compensation Committee on Executive Compensation; Mid-Term and Long-Term Incentives; Stock Option Plan" above.

(2) The Company granted Mr. Planet an interest free housing assistance loan of US $254,242 in 1998, which is repayable over a 10-year period or upon the sale of the property. The loan of 150,000 (pound) was converted to U.S. dollars in 1998 at a rate of 1 (pound) = US $1.695. The Company also holds a partial ownership stake of the property.

(3) Of this amount, US $157,293 represents the outstanding balance of the housing assistance loan described in note (2) above, and US $ 83,594 represents the balance of the indebtedness resulting from an adjustment by the Company to Mr. Planet's compensation for tax equalization payments from mid 1997 to mid 2000.

(4) The Company granted Mr. Schirmer an interest free housing loan of US $150,000 in 1996, which was repayable over a 15-year period or upon the sale of the property. Mr. Schirmer left the Company on August 6, 2004. The terms of repayment for the loan to Mr. Schirmer were accelerated from US $10,000 per year to US $5,000 per month resulting in full repayment of the loan by October 2005 as opposed to February 2011.


23   2004 MANAGEMENT PROXY CIRCULAR

2004 MANAGEMENT PROXY CIRCULAR
--------------------------------------------------------------------------------


INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the directors of the Company, no informed person or proposed director of the Company, or any associate or affiliate of any informed person or proposed director, had any material interest, direct or indirect, in any transaction since January 1, 2004, or in any proposed transaction, which has materially affected or will materially affect the Company or any of its subsidiaries and which has not been previously disclosed, other than as follows:

 o In 2004, an aggregate amount of approximately $250.6 million worth of newsprint and value-added papers was sold by the Company to Quebecor affiliates (including, among others, Sun Media Corporation and Quebecor World Inc.). Quebecor, a company with headquarters in Montreal, Quebec, is a registered holder of approximately 10.18% of the Company's outstanding common stock.

ADDITIONAL ITEMS

CORPORATE GOVERNANCE

Under the rules of the Toronto Stock Exchange, the Company is required to disclose information relating to its system of corporate governance. The Company's disclosure is set out in Schedule A to this Management Proxy Circular and under the heading Corporate Governance" in the Company's 2004 Annual Report.

PERFORMANCE GRAPH

The following Performance Graph shows the yearly percentage change in the cumulative total shareholder return on the Company's common shares compared with the cumulative total return of the S&P/TSX Paper Forest Product Indices, S&P/TSX Composite Index and the S&P/TSX Materials Index, assuming reinvestment of dividends, for the Company's five most recently completed financial years.

CUMULATIVE TOTAL RETURN


                              [LINE CHART OMITTED]


TOTAL RETURN INDEX

                                                Dec. 1999    Dec. 2000    Dec. 2001    Dec. 2002    Dec. 2003    Dec. 2004
------------------------------------------------------------------------------------------------------------------------
Abitibi-Consolidated                              $100         $ 83         $ 73         $ 78          $68        $ 55
------------------------------------------------------------------------------------------------------------------------
S&P/TSX Composite Index                           $100         $107         $ 94         $ 82         $104        $119
------------------------------------------------------------------------------------------------------------------------
S&P/TSX Paper & Forest Index                      $100         $ 94         $ 99         $102         $100        $ 99
------------------------------------------------------------------------------------------------------------------------
S&P/TSX Materials Index                           $100         $ 93         $103         $110         $140        $149
------------------------------------------------------------------------------------------------------------------------

                                           2004 MANAGEMENT PROXY CIRCULAR   24

2004 MANAGEMENT PROXY CIRCULAR
--------------------------------------------------------------------------------


DIRECTORS AND OFFICERS INSURANCE AND INDEMNIFICATION

To the extent permitted by law, the Company has entered into an indemnification agreement with each of its directors and officers. The Company maintains directors' and officers' liability insurance, which, subject to the provisions and exclusions contained in the policy, protects the directors and officers, as such, against any claims made during the term of their office against any of them for a wrongful act, provided they acted honestly and in good faith with a view to the best interests of the Company. Such insurance provides for an aggregate US $75 million annual protection against liability for and reimbursement of amounts paid. The policy carries a US $500,000 deductible for each claim made under the indemnification liability coverage of the Company. Aggregate premium payments paid by the Company totaled approximately US $1,204,893 for the 2004 policy year.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Financial information is provided in the Company's financial statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2004. Copies of these documents and additional information relating to the company are available on SEDAR at www.sedar.com.

The Company will provide any person or company (without charge in the case of a security holder of the Company), upon request to the Corporate Secretary, with a copy of: (i) its most recent Annual Information Form and Form 40-F, together with a copy of any document or the relevant pages of any document incorporated by reference therein; (ii) the financial statements of the Company for the fiscal year ended December 31, 2004, together with the report of the auditors thereon, the comparative financial statements for the years ended December 31, 2003 and 2002 and a copy of any interim financial statements of the Company subsequent to these financial statements; and (iii) this Management Proxy Circular.

SHAREHOLDER PROPOSALS FOR FINANCIAL YEAR 2005

The final date for submission of proposals by shareholders of the Company for inclusion in the Management Proxy Circular in connection with next year's annual meeting will be December 1, 2005.

APPROVAL BY THE DIRECTORS OF THE COMPANY

The contents and the sending of this Management Proxy Circular have been approved by the directors of the Company. All amounts in this Management Proxy Circular are expressed in Canadian dollars unless otherwise specified. Unless otherwise indicated, information contained herein is given as of March 1, 2005.

By Order of the Board,

[Signature]

Jacques P. Vachon

Senior Vice-President, Corporate Affairs & Secretary




25 2004 MANAGEMENT PROXY CIRCULAR

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
--------------------------------------------------------------------------------


SCHEDULE 1

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

As a listed issuer on the Toronto Stock Exchange (the "TSX"), the Company is required to disclose its approach to corporate governance on an annual basis. The disclosure must make specific reference to each of the TSX's guidelines on corporate governance (the "TSX Guidelines") and, where the approach is different from those Guidelines or where the Guidelines do not apply, must explain the differences or the reasons for their inapplicability.

The Company's shares are also listed on the New York Stock Exchange (the "NYSE"). The NYSE adopted in 2003 new corporate governance rules, which were recently amended (as amended, the "NYSE Standards"). As a foreign private issuer on the NYSE, the Company is generally permitted to comply with Canadian governance standards in lieu of the NYSE Standards applicable to U.S. domestic issuers. The Company will, however, be required to follow certain requirements applicable to audit committees and must disclose any practices that differ significantly from the NYSE Standards.

The U.S. Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") provides additional disclosure rules that apply to the Company addressing matters such as the reporting of concerns and complaints by employees and codes of ethics.

The Company's governance practices are believed by the Board to be in full alignment with the TSX Guidelines and the applicable requirements of the Sarbanes-Oxley Act. The Company complies with all mandatory requirements of the NYSE. The Company is also in line with all other non-mandatory NYSE Standards, except as disclosed below. The Company reviews its practices on a continuing basis to ensure compliance with evolving laws and regulations. In this regard, the Company intends to comply with the corporate governance guidelines published for comments in October 2004 by the members of the Canadian Securities Administrators once they are finalized and come into full force and effect. The Company's governance practices as of March 1st, 2005 are summarized below.

REVIEW OF TSX GUIDELINES AND OTHER GOVERNANCE STANDARDS

The following chart provides an analysis of the Company's governance practices against each of the fourteen TSX Guidelines. A discussion of the requirements under the Sarbanes-Oxley Act and the NYSE Standards is also provided where appropriate.

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THE TSX GUIDELINES                             GOVERNANCE PRACTICES AT ABITIBI-CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------
1. STEWARDSHIP OF THE CORPORATION              The Board oversees the management of the business and affairs of the Company
The board of directors of every corporation    and assumes the stewardship of the business of the Company.
should explicitly assume responsibility
for the stewardship of the corporation         The Board reviews and approves significant decisions and/or transactions affecting
and, as part of the overall stewardship        the Company and its subsidiaries, such as major capital expenditures, acquisitions
responsibility, should assume                  or divestitures, material contracts outside the ordinary course of business and
responsibility for the following matters:      finance transactions. The Board delegates the responsibility and authority for the day-to-day operation of the Company to the management of the Company.

IS THE COMPANY IN ALIGNMENT?
Yes                                            The Board has adopted a written charter setting out its responsibilities, a copy of which may be found on the Company website at www.abitibiconsolidated.com.

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a. STRATEGIC PLANNING PROCESS                  The Board contributes to the development of a strategic direction for the Company by:
adoption of a strategic planning process          o  reviewing, discussing and approving the Company's strategic planning and organizational structure and process;
IS THE COMPANY IN ALIGNMENT?                      o  reviewing, on an annual basis, the Company's principal opportunities and the
Yes                                                  processes that are in place to identify such opportunities; and
                                                  o  reviewing and approving the Company's strategic plan and the annual business plan, including operating and capital budgets.

                                               In addition to a formal session devoted exclusively to strategic planning, the Board also discusses key strategic issues at regular intervals.

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THE TSX GUIDELINES                             GOVERNANCE PRACTICES AT ABITIBI-CONSOLIDATED
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
b. PRINCIPAL RISKS                             The Board reviews the full range of business risks facing the Company, including
the identification of the principal risks      strategic, financial, operational, leadership, partnership and reputation risks,
of the corporation's business and              mainly as part of the annual strategic planning process described above. On an
ensuring implementation of appropriate         ongoing basis, the Board also monitors with management changes in the strategic
systems to manage these risks                  environment, new key business risks and the implementation of appropriate systems to manage such risks.

IS THE COMPANY IN ALIGNMENT?                   The Audit Committee is responsible for reviewing the Company's policies with
Yes                                            respect to risk assessment and risk management systems and controls, and receives regular reports from management on the Company's compliance with its financial covenants, its environmental liability risk assessment, as well as accruals related thereto, its IT systems and environment, risk and insurance management and its risk management policies, including foreign exchange, pension plan funding and long-term debt risk management.

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c. SUCCESSION PLANNING                         The Board assumes directly the following responsibilities in matters of succession
succession planning, including                 planning and takes decisions on such matters on the recommendation of the HRC
appointing, training and monitoring            Committee:
senior management                                 o  selecting and appointing the Chief Executive Officer;
                                                  o  reviewing the performance and approving the compensation of the Chief Executive
                                                     Officer and senior management, taking into consideration Board expectations and
IS THE COMPANY IN ALIGNMENT?                         pre-approved objectives; and
Yes                                               o  reviewing the essential elements of short-term and long-term senior executive succession planning.

                                               The Board has also delegated to the Human Resources and Compensation Committee additional succession planning responsibilities, including:
                                                  o  approving the hiring and promoting of senior management; and
                                                  o  reviewing management's plans and activities for the development of key managerial personnel.

                                               The Board has adopted a written charter for the HRC Committee setting out its responsibilities, a copy of which may be found on the Company website at
                                               www.abitibiconsolidated.com.

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27 STATEMENT OF CORPORATE GOVERNANCE PRACTICES


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THE TSX GUIDELINES                             GOVERNANCE PRACTICES AT ABITIBI-CONSOLIDATED
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
d. COMMUNICATIONS POLICY                        In accordance with its charter, the Board must ensure that the Company has in place
communications policy for                       comprehensive communications policies addressing how the Company should interact
the corporation.                                with analysts, investors, other stakeholders, and providing adequate procedures for compliance with the Company's continuous and timely disclosure obligations.

IS THE COMPANY IN ALIGNMENT?
Yes                                             The Company has in place a policy on disclosure, which provides guidelines for the communication of information to analysts, investors, other key stakeholders and the public.

                                                The policy on disclosure seeks to ensure that communications pertaining to the
                                                Company are timely, factual and accurate, as well as broadly disseminated in accordance with all applicable legal and regulatory requirements.

                                                The Company also developed a Corporate and Securities Compliance Program setting out procedures for the disclosure of Company information in compliance with securities and other legal requirements. In accordance with this program, the Board reviews the Company's major disclosure documents, including the annual management proxy circular, the annual information form, the annual report, the annual financial reports and related press releases. Responsibility for the review and approval of quarterly financial reports and related press releases is delegated to the Audit Committee.

                                                It is the Corporate Governance Committee's responsibility to review on a regular basis the Company's corporate governance compliance and disclosure processes and programs, including the policy on disclosure.

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e. INTEGRITY OF INTERNAL CONTROL                The Board, through the Audit Committee, monitors the integrity of internal corporate
the integrity of the corporation's              control procedures and management information systems to manage the Company's key
internal control and management                 business risks and ensure that the value of the underlying asset base is not eroded.
information systems.

                                                The Audit Committee's specific responsibilities regarding internal control procedures include:

IS THE COMPANY IN ALIGNMENT?                       o  reviewing, with management, the Company's internal information control system;
Yes                                                o  obtaining from the internal audit department and the Company's external auditor the major findings and internal control recommendations reported during the period under review, reviewing management's response and follow-up to such recommendations in order to monitor whether management has implemented an effective system of internal accounting control;
                                                   o  reviewing policies and procedures for the receipt, retention and treatment of complaints from employees, shareholders and other stakeholders regarding accounting issues and financial reporting, internal controls and internal or external auditing matters; and
                                                   o  reviewing with management the Company's financial computer systems, including procedures to keep the systems secure and contingency plans developed to deal with possible computer failures.

                                                The Board has adopted a written charter for the Audit Committee setting out its responsibilities, a copy of which may be found on the Company website at
                                                www.abitibiconsolidated.com.

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                              STATEMENT OF CORPORATE GOVERNANCE PRACTICES   28
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THE TSX GUIDELINES                            GOVERNANCE PRACTICES AT ABITIBI-CONSOLIDATED
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
SARBANES-OXLEY ACT                             The Company's code of conduct for directors and management and the code of conduct
The audit committee of the                     for non-unionized employees provide a procedure for receiving, retaining and handling
company must ensure that the                   complaints concerning accounting, internal accounting controls and auditing matters,
company puts in place a procedure              which complies with the rules promulgated under the Sarbanes-Oxley Act.
for receiving, retaining and
handling complaints concerning
accounting, internal accounting
controls and auditing matters,
including on an anonymous basis.

---------------------------------------------------------------------------------------------------------------------------------

2. BOARD INDEPENDENCE                          Of all of the Company's directors, only John W. Weaver, the President and Chief
The board of directors of every                Executive Officer, is a related and inside director. The Board has determined that
corporation should be constituted              all of its outside directors are currently unrelated directors for purposes of the
with a majority of individuals who             TSX Guidelines, as explained in greater detail under the heading "Individual
qualify as "unrelated" directors.              Unrelated Director" below.

An "unrelated director" is a director
who is independent of management and is
free from any interest and any business
or other relationship which could, or
could reasonably be perceived to,
materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.

A related director is a director who is
not an unrelated director.

---------------------------------------------------------------------------------------------------------------------------------

If the corporation has a "significant"         The Company does not have a significant shareholder.
shareholder", in addition to a majority
of unrelated directors, the board should
include a number of directors who do not
have interests in or relations with either
the corporation or the significant
shareholder and which fairly reflects the
investment in the corporation by shareholders
other than the significant shareholder. A
"significant shareholder" is a shareholder
with the ability to exercise a majority of
the votes for the election of the board of
directors.

IS THE COMPANY IN ALIGNMENT?
Yes

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29   STATEMENT OF CORPORATE GOVERNANCE PRACTICES


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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

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THE TSX GUIDELINES                            GOVERNANCE PRACTICES AT ABITIBI-CONSOLIDATED
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
NYSE STANDARDS                                  Under the NYSE Standards, the Board has determined that John W. Weaver is not
Under the NYSE Standards, which                 considered independent. All other directors are deemed independent for purposes
were recently amended, there is                 of the NYSE Standards (See also under "Individual Unrelated Directors" below).
a similar requirement that a
majority of directors be
"independent". Such independence
is contingent on an affirmative
determination by the Board that a
director has no material
relationship with the listed
company (either directly or as a
partner, shareholder or officer
of an organization that has a
relationship with the Company).
Certain listed relationships serve
as bars to independence. The
prohibition generally extends
for a period of three years
following the end of the
relationship.

----------------------------------------------------------------------------------------------------------------------------------

3. INDIVIDUAL UNRELATED DIRECTORS               In determining whether directors are related, the Board considers and discusses the
The application of the definition               nature and materiality of all direct or indirect relationships between each
of "unrelated director" to the                  director and the Company or its subsidiaries and affiliates, including any family,
circumstances of each individual                customer, joint venture, partnership, supplier or service provider relationships.
director should be the
responsibility of the board which               Relationships analysed by the Board for purposes of its 2005 relatedness analysis,
will be required to disclose on an              include the following:
annual basis whether the board has              o  Richard Drouin's former relationship as counsel to a firm providing legal
a majority of unrelated directors                  services to the Company. Mr. Drouin has ceased practicing with such firm as of
or, in the case of a corporation                   December 2003 and he no longer receives any compensation from such firm; and
with a significant shareholder,                 o  Marlene Davidge and David Ward's relationships as partners of firms providing
whether the board is constituted                   legal services to the Company.
with the appropriate number of
directors which are not related to              After considering the nature of the services provided by the law firms (including,
either the corporation or the                   the amount of compensation received by the firms and the level of involvement of
significant shareholder. Management             each director in the provision of the services), the Board has concluded that none
directors are related directors.                of the current or former service provider relationships described above is material
The board will also be required to              enough to interfere with the ability of any of Mr. Drouin, Mrs. Davidge or Mr. Ward
disclose on an annual basis the                 to act in the Company's best interest.
analysis of the application of
the principles supporting this
conclusion.

IS THE COMPANY IN ALIGNMENT?
Yes

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4. NOMINATING COMMITTEE
The board of directors of every                 The Corporate Governance Committee is responsible for recommending nominees for
corporation should appoint a                    directorships in consultation with the Chair and the Chief Executive Officer. The
committee of directors composed                 Corporate Governance Committee is currently composed entirely of outside and
exclusively of outside, i.e.,                   unrelated directors. The Committee also monitors the membership of the Board to
non-management, directors, a                    ensure that qualifications under any applicable laws are maintained and situations
majority of whom are unrelated                  of conflict of interest are avoided.
directors, with the responsibility
for proposing new nominees to the               The Committee establishes a list of desired traits and characteristics for
board and for assessing directors               directors annually to ensure that new nominees possess attributes that will
on an ongoing basis.                            complement the overall Board expertise and experience at any given time.

IS THE COMPANY IN ALIGNMENT?                    The Board has adopted a written charter for the Corporate Governance Committee
Yes                                             setting out its responsibilities, a copy of which may be found on the Company website at www.abitibiconsolidated.com.

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THE TSX GUIDELINES                            GOVERNANCE PRACTICES AT ABITIBI-CONSOLIDATED
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
5. ASSESSING THE BOARD'S EFFECTIVENESS         Once a year, directors are required to provide to the Chair their views on:
Every board of directors should implement         o  the effectiveness of the Board;
a process to be carried out by the                o  the effectiveness of the committees of the Board;
nominating committee or other                     o  the meaningfulness and timeliness of support information from management;
appropriate committee, for assessing              o  the performance of the Chair;
the effectiveness of the board as a whole,        o  the performance of other directors.
the committees of the board and the
contribution of individual directors.          The aggregated results of the exercise are discussed by the Corporate Governance
                                               Committee, initially, and, thereafter by the Board.
IS THE COMPANY IN ALIGNMENT?
Yes                                            The Corporate Governance Committee may recommend changes to enhance the performance of the Board.

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6. ORIENTATION AND EDUCATION OF DIRECTORS      The Company conducts a comprehensive orientation program for new directors, which
Every corporation, as an integral element      includes orientation sessions with other board members and senior management,
of the process for appointing new directors,   as well as the distribution of relevant materials on the Company and the industry.
should provide an orientation and education
program for new recruits to the board.         Management has also developed a continuing education program intended to broaden and deepen directors' competencies and experience. Past events included presentations
IS THE COMPANY IN ALIGNMENT?                   from senior management on topics of particular relevance for the Company's business,
Yes                                            other presentations by experts on subjects such as the economy and the markets and tours of the Company's productions and operations sites.

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7. EFFECTIVE BOARD SIZE                        The size of the Board is authorized by the articles of the Company to be between
Every board of directors should examine its    three and twenty-one.
size and, with a view to determining the
impact of the number upon effectiveness,       The Corporate Governance Committee is responsible for developing criteria governing
undertake where appropriate, a program         the size and overall composition of the Board. The Committee periodically examines
to reduce the number of directors to a         whether the Board is large enough to benefit from a wide variety of ideas and
number which facilitates more effective        viewpoints without compromising the communication among the directors and
decision-making.                               between the directors and management.

IS THE COMPANY IN ALIGNMENT?                   In 2004, the Board consisted of 10 members, including Mr. Jacques Bougie, who was
Yes                                            appointed in October 2004. An eleventh member, Dr. Hans Black, was appointed by the Board in January 2005. This Management Proxy Circular proposes 10 nominees for election as directors at the Meeting.

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8. COMPENSATION OF DIRECTORS                   The Corporate Governance Committee reviews the adequacy and form of compensation
The board of directors should review the       of directors annually. In so doing, the Committee examines both the nature and
adequacy and form of the compensation          levels of compensation paid at comparable publicly traded companies. The results of
of directors and ensure the compensation       the review are discussed at the Board, along with related recommendations of the
realistically reflects the responsibilities    Committee for Board approval.
and risk involved in being an effective
director.                                      A more detailed description of the compensation of directors is provided on page 10 of this Management Proxy Circular.
IS THE COMPANY IN ALIGNMENT?
Yes
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31  STATEMENT OF CORPORATE GOVERNANCE PRACTICES

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THE TSX GUIDELINES                             GOVERNANCE PRACTICES AT ABITIBI-CONSOLIDATED
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
9. COMMITTEES AND OUTSIDE DIRECTORS            All committees of the Board are currently composed of outside directors, all of
Committees of the board of directors should    whom are unrelated.
generally be composed of outside directors,
a majority of whom are unrelated directors,    The composition of the committees and attendance record of directors can be found
although some board committees, such as        on page 9 of this Management Proxy Circular.
the executive committee, may include one
or more inside directors.                      The charters of the committees can be found on the Company website at
                                               www.abitibiconsolidated.com.

IS THE COMPANY IN ALIGNMENT?
Yes

NYSE STANDARDS                                 Each of the Corporate Governance Committee and the Human Resources and Compensation
The NYSE standards require that the            Committee are currently composed of independent directors. The charters of these
nominating/corporate governance                committees comply with the content requirements of the NYSE standards.
committee and the compensation
committee be composed entirely of
"independent" directors. The
committees are also required to
have written charters addressing
certain listed matters.

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10. APPROACH TO CORPORATE GOVERNANCE           As set out in its charter, the Corporate Governance Committee is responsible for
GENERAL                                        all matters of corporate governance, including:
Every board of directors should expressly         o  developing with management a set of corporate governance principles for the
assume responsibility for, or assign to              Company;
a committee of directors, responsibility          o  monitoring the Company's approach to corporate governance issues;
for, developing the corporation's approach        o  evaluating its practices with regard to their conformity with the laws,
to corporate governance issues.                      regulations and listing requirements to which the Company is subject; and
                                                  o  monitoring any disclosure documents related to corporate governance.

This committee would, amongst other
things, be responsible for the
corporation's response to these
governance guidelines.

IS THE COMPANY IN ALIGNMENT?
Yes

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                                STATEMENT OF CORPORATE GOVERNANCE PRACTICES  32

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THE TSX GUIDELINES                            GOVERNANCE PRACTICES AT ABITIBI-CONSOLIDATED
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
SARBANES-OXLEY ACT                             The Company has adopted a code of conduct for senior management and directors
CODE OF CONDUCT                                meeting the requirements of the Sarbanes-Oxley Act. The Company has also adopted a
The rules promulgated under the                code of conduct for non-unionized employees. Both codes are published on the
Sarbanes-Oxley Act require public companies    Company website at www.abitibiconsolidated.com.
to disclose whether they have adopted a
"code of ethics" for the executive officers    The Company will provide any person, upon request to the Secretary of the Company,
and its senior financial officers. A code of   with a copy of the codes of conduct free of charge. No waivers were granted from
ethics must be designed to deter wrongdoing    the Company's code of conduct in 2004.
and to promote certain listed items.

NYSE STANDARDS
The NYSE Standards require U.S. listed         The Company's codes of conduct would comply with NYSE Standards, but for the fact
companies to adopt a code of business          that they do not currently apply to unionized employees. As a foreign private
conduct and ethics for directors, officers     issuer on the NYSE, the Company does not have to comply with the NYSE's
and employees, and promptly disclose           requirements relating to codes of conduct. All the employees of the Company must
any waivers of the code for directors          comply with the usual standards of business conduct.
or executive officers.

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11. POSITION DESCRIPTIONS                       Written charters are currently in place for the Board and all committees of the
The board of directors, together with the       Board. The Corporate Governance Committee reviews the charters on a yearly basis.
CEO, should develop position descriptions
for the board and for the CEO, involving       A position description for the Chair of the Board has been adopted by the Corporate
the definition of the limits to management's   Governance Committee. The Chair's principal responsibility is to oversee the
responsibilities. In addition, the board       efficient operation of the Board and its committees. The Human Resources and
should approve or develop the corporate        Compensation Committee has adopted a position description for the President and
objectives which the CEO is responsible        Chief Executive Officer.
for meeting.
                                               The involvement of the Board and the Human Resources and Compensation Committee
IS THE COMPANY IN ALIGNMENT?                   regarding corporate objectives is discussed under item 1 (c) above.
Yes
                                               The Board expects management to be responsible for the effective, efficient and prudent management of the Company.

                                               The Board has put in place delegations of authority to define the limits of management's authority and responsibilities.

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33  STATEMENT OF CORPORATE GOVERNANCE PRACTICES

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THE TSX GUIDELINES                            GOVERNANCE PRACTICES AT ABITIBI-CONSOLIDATED
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
12. BOARD INDEPENDENCE                         The Chair of the Board, who is not a member of management, has the responsibility
Every board should have in place               of ensuring the efficient operation of the Board and its committees.
appropriate structures and procedures
to ensure that the board can function          The Corporate Governance Committee is entrusted with making recommendations
independently of management. An                regarding the communication process between the Board and management, reviewing the
appropriate structure would be to:             structure of the Board and the committees on an annual basis, and monitoring the quality of information provided to the Board by management.
a. appoint a chair of the board who is
   not a member of management with             As contemplated by its Charter, the Board holds in camera sessions without
   responsibility to ensure that the board     management at every regular meeting, which are presided by the Chair of the Board,
   discharges its responsibilities; or         Mr. Richard Drouin.

b. adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director".

Appropriate procedures may involve the
board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.

IS THE COMPANY IN ALIGNMENT?
Yes

NYSE STANDARDS                                 The Chair of the Board presides over non-management directors' meetings. Any
Appropriate procedures may involve the         interested party may communicate with the Chair regarding any other concerns at the
board meeting on a regular basis without       Company's corporate address: 1155 Metcalfe Street, Suite 800, Montreal, Quebec,
management present or may involve              H3B 5H2.
expressly assigning the responsibility
for administering the board's relationship
to management to a committee of the board.

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13. AUDIT COMMITTEE                            The Audit Committee is composed entirely of outside directors, all of whom are also
The audit committee of every board             "unrelated" directors.
of directors should be composed only
of outside directors.                          The Board has adopted a written charter for the Audit Committee that sets out the roles and responsibilities of the committee, which can be found on the Company
The roles and responsibilities of the audit    website at www.abitibiconsolidated.com. The charter addresses all matters
committee should be specifically defined       identified in TSX Guideline 13.
so as to provide appropriate guidance to
audit committee members as to their
duties. The audit committee should have
direct communication channels with the
internal and external auditors to
discuss and review specific issues as
appropriate. The audit committee duties
should include oversight responsibility
for management reporting on internal
control. While it is management's
responsibility to design and implement
an effective system of internal control,
it is the responsibility of the audit
committee to ensure that management has
done so.

IS THE COMPANY IN ALIGNMENT?
Yes

NYSE STANDARDS                                 The Company is in compliance with all NYSE audit committee requirements, except for
The NYSE Standards also contain certain        requirements relating to the preparation of an audit committee report for inclusion
rules pertaining to audit committees,          in its annual proxy circular, as no report need be prepared by the Company as a
including:                                     foreign private issuer under U.S. law.
a. requirements on independence (members
   must satisfy the independence criteria of
   the NYSE Standards (as discussed in item
   2 above) and of Rule 10A-3 under the
   U.S. Securities Exchange Act of 1934);
b. rules on financial literacy of members;
c. matters to be addressed by the
   committee's charter; and
d. the existence of an internal audit
   function.

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14. OUTSIDE ADVISERS                           In accordance with its Charter, the Board and any of its committees and directors,
The board of directors should implement a      in discharging its duties and responsibilities in connection with any meeting of
system which enables an individual director    the Board or of any of the committees:
to engage an outside advisor at the expense       o  shall have access to the employees and management of the Company,
of the corporation in appropriate circum-         o  may invite officers, employees or any other person to attend meetings of the
stances. The engagement of the outside               Board or of any committee of the Board to assist in the discussion and
advisor should be subject to the approval            examination of the matters under consideration by the Board or such committee,
of an appropriate committee of the board.            and
                                                  o  may conduct such examinations, investigations or inquiries, and engage such
IS THE COMPANY IN ALIGNMENT?                         special legal, accounting or other external advisors, at the expense of the
Yes                                                  Company, at such times and on such terms and conditions as the Board, or any of its committees and directors, considers appropriate.
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35  2004 MANAGEMENT PROXY CIRCULAR